VIA EDGAR
Mr. John P. Nolan, Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	BankAtlantic Bancorp, Inc. (the “Company”) Form 10-K for the year ended December 31, 2005 (File No. 001-13133)
Dear Mr. Nolan:
This letter is in response to comments of the Staff regarding the above-referenced filing which were provided in your letter to me, dated August 9, 2006.
Question 1
We note your disclosure on page 62 that you subscribe to a third-party service to obtain a pricing matrix to determine the fair value of your debt securities. In future filings, please disclose the following:
•	The types of debt securities for which you use a pricing matrix or broker quotes to determine fair value:

•	The types of debt securities for which quoted market prices are available:

•	Quantify the total amount of investment securities for which quoted market prices are available but you use a pricing matrix or broker quotes to determine fair value: and

•	If quoted market prices are available, your basis for using a pricing matrix or broker quotes for determining fair value.
Refer to paragraphs 110 and 111 of SFAS 115. Please provide us with your proposed future disclosure.
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As requested by the Staff’s comment, set forth below is our proposed future disclosure for Critical Accounting Policies — Valuation of securities and trading activities. We will provide this disclosure in future filings.

Valuation of securities and trading activities
We record our securities available for sale, investment securities, trading securities and derivative instruments in our statement of financial condition at fair value. We use the following four methods for valuation: quoted market prices, matrix pricing, quoted broker prices and a management valuation model. Our policy is to use quoted market prices when available. Quoted market prices are available for U.S. Treasury notes, equity securities and brokerage industry securities. Quoted market prices are not available for our mortgage-backed securities, other securities and tax exempt securities.
The following table provides the sources of fair value for our securities, brokerage industry securities and derivative instruments at December 31, 2005 (in thousands):

		Quoted
	Quoted Market	Broker	Matrix	Valuation
	Prices	Prices	Pricing	Model	Total
Securities:
Mortgage-backed securities	$—	$—	$381,540	$—	$381,540
Tax exempt securities	—	28,394	366,380	—	394,774
Other securities	—	—	—	588	588
U.S. Treasury notes	1,000	—	—	—	1,000

Total debt securities	1,000	28,394	747,920	588	777,902
Equity securities	89,445	—	—	—	89,445

Total securities	90,445	28,394	747,920	588	867,347

Brokerage industry securities and derivatives:
Securities owned	180,292	—	—	—	180,292
Securities sold not yet purchased	(35,177)	—	—	—	(35,177)

Total Brokerage industry securities and derivatives	145,115	—	—	—	145,115

Total	$235,560	$28,394	$747,920	$588	$1,012,462

Equity securities trade daily on various stock exchanges or inter-dealer quotation systems. The fair value of these securities in our statement of financial condition is based on the closing price quotations or sales prices at period end. The closing quotation or sales price excludes retail markups, markdowns or commissions and does not necessarily represent actual transactions. We adjust our equity securities available for sale to fair value with a corresponding increase or decrease, net of income taxes, to other comprehensive income. Declines in the fair value of individual securities below their cost that are other than temporary result in write-downs through charges to earnings of the individual securities to their fair value.
For a small portion of our tax exempt securities being held in a custody account at an unrelated financial institution, we use the broker price quotes reflected on the custody account statements delivered by that bank as quoted market prices are not available for these securities.

We subscribe to a third-party service to obtain matrix pricing to determine the fair value of our mortgage-backed securities and tax exempt securities as set forth in the table above. The matrix pricing computes the fair value of mortgage-backed securities and tax-exempt debt securities based on the coupon rate, maturity date and estimates of future prepayment rates. We use matrix pricing to value these securities as quoted market prices are unavailable for these types of securities.
The valuations obtained from the matrix pricing and broker price quotes are not actual transactions and may not reflect the actual amount that would be realized upon sale. The interest rate and prepayment assumptions used in the matrix pricing and broker price quotes are representative of assumptions that market participants would use, while different assumptions may result in significantly different results.
We adjust our debt securities available for sale to fair value with a corresponding increase or decrease, net of income taxes, to other comprehensive income.
Debt securities held to maturity are recorded at historical cost with the fair value disclosed on our statement of financial condition. Declines in the fair value of individual securities below their cost that are other than temporary result in write-downs through charges to earnings of the individual securities to their fair value.
At December 31, 2005, the fair value and unrealized loss associated with our non-brokerage industry securities was $867.3 million and $1.9 million, respectively. If interest rates were to decline by 200 basis points, we estimate that the fair value of our debt securities portfolio would increase by $81.5 million. In contrast, if interest rates were to increase by 200 basis points, we estimate that the fair value of our debt securities would decline by $77.3 million. The above changes in value are based on various assumptions concerning prepayment rates and shifts in the interest rate yield curve and do not take into account any mitigating steps that management might take in response to changes in interest rates. We are likely to obtain significantly different results if these assumptions were changed.
Securities owned and securities sold but not yet purchased are accounted for at fair value with changes in fair value included in earnings. The fair value of these securities is determined from quoted market prices. The value of securities owned and securities sold but not yet purchased are highly volatile and are largely driven by general market conditions and changes in the market environment. The most significant factors affecting the value of securities owned and securities sold but not yet purchased is the lack of liquidity and credit quality of the issuer. Lack of liquidity results when trading in a position or a market sector has slowed significantly or ceased and quotes may not be available.
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BankAtlantic Bancorp, Inc. (“the Company”) is responsible for the adequacy and accuracy of the disclosures in its filings. The Company acknowledges that the Staffs’ comments do not preclude the Commission from taking any action with respect to the filing and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We have attempted to address each of the comments raised in your letter and any concerns which the Staff may have. If you have any questions or if we can provide any additional information, please feel free to contact me at (954) 940-5015.
Thank you for your assistance.

Very truly yours,
/s/ James A. White
James A. White
Chief Financial Officer